AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT
This Amendment No. 1 (this “Amendment”), dated as of January 22, 2015, to that certain Stock Purchase Agreement, dated as of December 18, 2014, by and among Rogers Corporation, a Massachusetts Corporation (“Buyer”), Handy & Harman Group Ltd., a Delaware corporation (“H&H Group”), and Bairnco Corporation, a Delaware corporation (“Bairnco”) (the “Purchase Agreement”), is entered into by and among Buyer, H&H Group and, as successor in interest to Bairnco, Bairnco, LLC, a Delaware limited liability company (“Seller”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Purchase Agreement.
WHEREAS, the Parties desire to amend the Purchase Agreement as set forth herein in accordance with Section 11.07 of the Purchase Agreement;
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:
1.            Amendment to Section 9.02(d).  Section 9.02(d) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:
“(d)            The Buyer Indemnitees shall not be entitled to indemnification with respect to any environmental investigatory, corrective, remedial or response action, including such actions related to Identified Environmental Conditions (collectively, "Response Actions") except to the extent such Response Action (x) is either (A) attributable to a breach of the representations and warranties set forth in Section 4.16 or (B) the subject matter of Section 9.02(a)(v) (subject, with respect to such subject matter, to the provisions of Sections 9.02(e) and (f)) or items 3 or 5 of Schedule 9.02(a), and is (y) (i) affirmatively required by Environmental Laws or a Governmental Body, (ii) reasonably necessary to resolve or address an unsolicited Third-Party Claim asserting liability or potential liability arising out of any Release or the presence of Hazardous Substances in connection with acts, events or circumstances existing or occurring prior to the Closing or (iii) reasonably necessary to address conditions the presence of which would reasonably be expected to present an imminent risk of harm to human health or materially impair the property's use in a manner consistent with its use as of the Closing. Any Response Action undertaken by Buyer at a property owned, operated or occupied by the Company, Newco or any Sold Subsidiary shall assume the continued use of a subject property in a manner consistent with its use as of the Closing.  Buyer shall utilize the most cost-effective and commercially reasonable remedial approach permitted by applicable Environmental Laws, including the use of risk-based remedial standards and engineering and institutional controls (including deed restrictions or notices and land use restrictions), except to the extent that the use of such risk-based remedial standards or engineering or institutional controls would unreasonably interfere with continued use of the property in a manner that is consistent with the property's use as of the Closing or, in the case of a property owned by a third party, is not agreed to by such third party.”
2.            Amendment to Section 9.03.  Section 9.03 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:
“Indemnification of H&H Group and Seller. From and after the Closing (but subject to the provisions of this Article 9), Buyer shall indemnify H&H Group, Seller and their respective Affiliates, officers, directors, employees and agents (the "Seller Indemnitees") against and hold them harmless from any Losses suffered or incurred by Seller Indemnitees to the extent arising from or relating to (i) a breach of any representation or warranty of Buyer contained in this Agreement, (ii) a breach of any covenant or agreement by Buyer contained in this Agreement requiring performance by Buyer prior to the Closing or by Buyer, Newco, the Company or the Sold Subsidiaries after the Closing, (iii) Newco, the Company or the Sold Subsidiaries at or after the Closing or actions taken by Buyer, Newco, the Company or the Sold Subsidiaries at or after the Closing and (iv) the failure to satisfy the condition to Closing set forth as item “2” on Schedule 2.01(j). All payments under this Section 9.03 shall be treated by the parties as an adjustment to the proceeds received by Seller pursuant to Article 1.”

3.            Amendment to Section 9.12(i).  Section 9.12(i) of the Purchase Agreement is hereby amended by adding at the end thereof the following:
“Notwithstanding anything to the contrary in this Section 9.12(i) or otherwise, with respect to any Tax refunds received by Buyer, the Company, Newco or the Sold Subsidiaries from any taxing authority in the PRC after the Closing Date that relate to Pre-Closing Tax Periods or portions thereof of the Company, Newco or the Sold Subsidiaries, (x) the amount of such Tax refund(s) shall be deemed to be reduced by thirty-five percent (35%) and (y) the payment(s) required under this Section 9.12(i) with respect to such refund(s) shall be made in United States dollars, with the amount thereof determined based upon then-current exchange rates.”
4.            Amendments to Form of Contribution Agreement.
(a) The first recital in the form of Contribution Agreement by and between the Seller and Newco attached to the Agreement as Exhibit D (the “Contribution Agreement”) is hereby deleted in its entirety and replaced with the following:
“WHEREAS, Bairnco owns one-hundred percent (100%) of the interests of Arlon, LLC, a Delaware limited liability company (“Arlon”), one-hundred percent (100%) of the interests of Kasco LLC, a Delaware limited liability company, and certain other assets (such assets, which shall exclude (i) all assets pursuant to the agreements set forth on Exhibit A and (ii) all shares of Arlon India (Pvt) Limited) (“Arlon India”), shall be collectively be referred to as the “Contributed Assets”);

(b) Section 1(b) in the Contribution Agreement is hereby deleted in its entirety and replaced with the following:

“Notwithstanding the foregoing, Bairnco shall not assign (and AHI shall not assume) (i) any of Bairnco’s assets, rights, or obligations pursuant to the agreements set forth on Exhibit A or (ii) any shares of Arlon India.”

5.            Amendment to Form of Distribution Agreement.   The second recital in the form of Distribution Agreement by and between the Seller and Newco attached to the Agreement as Exhibit D is hereby deleted in its entirety and replaced with the following:
“WHEREAS, in order to facilitate the sale of Newco to a third party, and on the terms and conditions set forth herein, Newco desires to distribute its entire right, title and interest in all of its assets (other than (i) its right, title and interest in Arlon, a Delaware limited liability company (“Arlon”) and (ii) its right, title and interest in the Hourly Employees Pension Plan of Arlon, Inc. Microwave Material and Silicone Technologies Divisions, Bear, Delaware, and all assets and liabilities associated therewith (collectively, the “Plan”)) (the assets being distributed are the “Excluded Assets” and will include one-hundred percent (100%) of Newco’s right, title and interests in Kasco, a Delaware limited liability company, as a non-liquidating distribution (the “Distribution”) and Bairnco desires to accept the Distribution; and”

6.            Capital Expenditure Matters. Any failure by Seller to cause the Company and the Sold Subsidiaries to make capital expenditures in accordance with the covenant contained in Section 6.01(b)(ii) of the Purchase Agreement during the period set forth therein shall not be, or be deemed to be, a breach of the Purchase Agreement.
7.            Miscellaneous.  Except as amended by this Amendment, the Purchase Agreement shall remain unmodified and in full force and effect in accordance with its terms.  All matters relating to the interpretation, construction, validity and enforcement of this Amendment shall be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than the State of Delaware.  This Amendment may be executed in one or more counterparts (including by means of facsimile or .PDF file), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
 [Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment on the date first set forth above.

SELLER:
BAIRNCO, LLC, a Delaware limited liability company

By:   /s/ Michael Macmanus
Name: Michael Macmanus
Its: Secretary

H&H GROUP:
HANDY & HARMAN GROUP LTD., a Delaware corporation

By:  /s/ Michael Macmanus
Name: Michael Macmanus
Its: Secretary

BUYER:
ROGERS CORPORATION, a Massachusetts corporation

By:  /s/ Robert Daigle
Name: Robert Daigle
Its: Senior Vice President and Chief
 Technology Officer

Signature Page to First Amendment to Stock Purchase Agreement